DUNE ENERGY, INC.

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

June 11, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re: Dune Energy, Inc Registration Statement on Form S-1 (File No. 333-179687)

Dear Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dune Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-179687) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern time, on June 13, 2012, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Andrews Kurth LLP, by calling Henry Havre at (713) 220-4368. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to be sent to our counsel, Andrews Kurth LLP, via email to henryhavre@andrewskurth.com.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DUNE ENERGY, INC.

By:	/s/ James A. Watt
James A. Watt President and Chief Executive Officer

cc: Henry Havre, Andrews Kurth LLP